Exhibit 1

Navigator Holdings Ltd.

Preliminary Results for the Three and Six Months Ended June 30, 2018

Highlights

•	Navigator Holdings Ltd. (the “Company”) reported operating revenue of $73.2 million for the three months ended June 30, 2018.

•	Net loss was $3.2 million (resulting in a loss per share of $0.06) for the three months ended June 30, 2018.

•	EBITDA[1] was $27.2 million for the three months ended June 30, 2018.

•	Net cash provided by operating activities was $21.0 million for the three months ended June 30, 2018.

•

During the quarter the Company announced that construction is now under way on the 50/50 joint venture to construct an ethylene marine export terminal, which will be located at Morgan’s Point, Texas on the Houston Ship Channel. The facility will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. Commercial operations are expected to begin in the fourth quarter of 2019, one quarter earlier than previously projected.

•	Maintained strong fleet utilization of 90.3% for the three months ended June 30, 2018, up from the 86.2% achieved during the second quarter of 2017.

Fleet utilization was 90.3% during the second quarter of 2018, up from the 86.2% achieved during the second quarter of 2017, but slightly down on the 91.7% achieved during the first quarter of 2018. Petrochemical activity, particularly long-haul carriage of petrochemicals (butadiene, crude C4 and butene-1) from Europe to the U.S. Gulf of Mexico and Brazil to the Far East have been the primary factor behind this increase in utilization. Two handysize and two midsize vessels have been fully employed transporting ethane for the majority of the second quarter of 2018, trading from the U.S. to Central and South America as well as North West Europe. All five midsized gas carriers (“MGCs”) in the fleet are now contracted to operate under time charters for the remainder of 2018.

However, the increase in utilization has been tempered by a continued low charter rate environment, compounded by an approximate 30% increase in bunker prices across the second quarter of 2018 as crude prices rise, translating to further reductions in charter rates achieved. Ethylene handysize vessels have returned to charter rates of approximately $25,000 per day during the second quarter, although rates for standard LPG transportation remained at approximately $15,000 per day. Energy Transfer Partners’ Marcus Hook export facility remained offline for nearly all of the second quarter, which caused much disruption to the Atlantic’s time charter business operators that rely on this facility.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA for the three months ended June 30, 2018:

(in thousands)
Net loss	$(3,159)
Interest expense	11,353
Interest income	(207)
Income taxes	146
Depreciation and amortization	19,029

EBITDA	$27,162

[1]

EBITDA is a non-GAAP financial measure. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. Management believes that EBITDA is useful to investors in evaluating the operating performance of the Company. EBITDA does not represent and should not be considered as an alternative to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA to net income (loss), our most directly comparable financial measure calculated accordance with U.S. GAAP.

A Form 6-K with more detailed information on our second quarter 2018 financial results is being filed with the U.S. Securities and Exchange Commission simultaneously with this release for the quarter ended June 30, 2018.

Conference Call Details:

Tomorrow, Tuesday, August 7, 2018, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Tuesday, August 14th, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department

New York:      650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893

London:          10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our ability to meet our expectations regarding the construction and financing of our joint venture ethylene marine export terminal and our expectations regarding the financial success of such terminal.; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2017	June 30, 2018
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$62,109	$55,096
Accounts receivable, net	14,889	11,585
Accrued income	15,791	5,031
Prepaid expenses and other current assets	10,964	17,020
Bunkers and lubricant oils	8,008	7,122
Insurance recoverable	376	825

Total current assets	112,137	96,679
Non-current assets
Vessels in operation, net	1,740,139	1,704,895
Investment in equity accounted joint venture	—	10,475
Property, plant and equipment, net	1,611	1,466

Total non-current assets	1,741,750	1,716,836

Total assets	$1,853,887	$1,813,515

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$81,559	$73,274
Accounts payable	8,071	10,163
Accrued expenses and other liabilities	12,478	14,105
Accrued interest	3,500	3,466
Deferred income	4,824	4,963

Total current liabilities	110,432	105,971

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	681,658	651,034
Senior unsecured bond, net of deferred financing costs	98,584	98,812

Total non-current liabilities	780,242	749,846

Total liabilities	890,674	855,817
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,656,304 shares issued and outstanding, (2017: 55,529,762)	555	557
Additional paid-in capital	589,436	589,800
Accumulated other comprehensive loss	(277)	(343)
Retained earnings	373,499	367,684

Total stockholders’ equity	963,213	957,698

Total liabilities and stockholders’ equity	$1,853,887	$1,813,515

Navigator Holdings Ltd.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	(in thousands except share data)		(in thousands except share data)
	2017	2018	2017	2018
Revenues
Operating revenue	$74,381	$73,163	$151,700	$150,970

Expenses
Brokerage commissions	1,389	1,219	2,914	2,360
Voyage expenses	13,516	13,930	28,515	28,908
Vessel operating expenses	25,001	26,040	48,906	52,751
Depreciation and amortization	18,304	19,029	35,938	38,410
General and administrative costs	3,578	3,818	6,330	8,049
Other corporate expenses	329	994	952	1,209

Total operating expenses	62,117	65,030	123,555	131,687
Operating income	12,264	8,133	28,145	19,283

Other income/(expense)
Interest expense	(9,372)	(11,353)	(18,298)	(21,877)
Write off of deferred financing costs	(627)	—	(1,281)	—
Write off of call premium and redemption charges on 9% unsecured bond	—	—	(3,517)	—
Interest income	119	207	232	359

Income/(loss) before income taxes	2,384	(3,013)	5,281	(2,235)
Income taxes	(130)	(146)	(289)	(228)

Net income/(loss)	$2,254	$(3,159)	$4,992	$(2,463)

Earnings per share:
Basic:	$0.04	$(0.06)	$0.09	$(0.04)
Diluted:	$0.04	$(0.06)	$0.09	$(0.04)

Weighted average number of shares outstanding:
Basic:	55,531,831	55,656,304	55,488,984	55,601,772
Diluted:	55,905,571	55,656,304	55,862,724	55,601,772

Navigator Holdings Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months ended June 30, 2017	Six Months ended June 30, 2018
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income/(loss)	$4,992	$(2,463)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	35,938	38,410
Payment of drydocking costs	(33)	(2,880)
Adjustment to equity for the adoption of the new revenue standard	—	(3,352)
Call option premium on redemption of 9.00% unsecured bond	2,500	—
Prior year expenses recovered in insurance claim	(504)	(754)
Amortization of share-based compensation	773	366
Amortization of deferred financing costs	2,508	1,131
Unrealized foreign exchange	155	(30)
Changes in operating assets and liabilities
Accounts receivable	(6,091)	3,392
Bunkers and lubricant oils	(461)	886
Prepaid expenses and other current assets	(2,329)	4,706
Accounts payable, accrued interest and other liabilities	2,604	3,734

Net cash provided by operating activities	40,052	43,146

Cash flows from investing activities
Payment to acquire vessels	(1,352)	(79)
Investment in equity accounted joint venture	—	(10,475)
Payment for vessels under construction	(97,147)	—
Purchase of other property, plant and equipment	(1,506)	(97)
Receipt of shipyard penalty payments	280	—
Insurance recoveries	991	305
Placement of short term investment	(25,000)	—

Net cash used in investing activities	(123,734)	(10,346)

Cash flows from financing activities
Proceeds from secured term loan facilities	142,508	3,800
Issuance of 7.75% senior unsecured bonds	100,000	—
Repayment of 9.00% senior unsecured bonds	(127,500)	—
Issuance costs of 7.75% senior unsecured bonds	(1,819)	—
Repayment of secured term loan facilities	(57,981)	(43,613)

Net cash provided by/(used in) financing activities	55,208	(39,813)

Net decrease in cash and cash equivalents	(28,474)	(7,013)
Cash and cash equivalents at beginning of period	57,272	62,109

Cash and cash equivalents at end of period	$28,798	$55,096

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$15,799	$20,799

Total tax paid during the period	$317	$52